GRIFOLS, S.A.

Avinguda de la Generalitat

152 Parque Empresarial Can Sant Joan

08174 Sant Cugat del Vallès

Barcelona, Spain

April 21, 2015

VIA ELECTRONIC TRANSMISSION

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:                             Grifols, S.A. Registration Statement on Form F-4

Filed April 1, 2015

File No. 333-203164

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Grifols, S.A. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-4, File No. 333- 203164 (the “Registration Statement”) so that it may become effective at 12:00 noon Eastern Time on Thursday, April 23, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a)                                 should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)                                 the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c)                                  it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ David I. Bell

David I. Bell
Authorized Representative in the United States for Grifols, S.A.